EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the purpose of determining the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income taxes and noncontrolling interest, plus fixed charges and amortization of capitalized interest, less interest capitalized. “Fixed charges” consist of interest expense (including amortization of deferred financing costs, premiums, and discounts), amortization of capitalized expenses related to indebtedness, plus two-thirds of rental expense (this portion is considered to be representative of the interest factor), and are computed as follows:

	As of and for Year Ended December 31, (in thousands)
	2011		2010		2009		2008		2007
Earnings:
Net (loss) income	$(5,595)		$1,952		$(1,527)		$(5,567)		$(2,442)
Add: Fixed charges	28,253		28,905		28,392		31,128		32,574
Add: Amortization of capitalized interest	75		75		75		75		75
Less: Interest capitalized	—		—		(10)		—		(159)

Total Earnings	$22,733		$30,932		$26,930		$25,636		$30,048

Fixed Charges
Interest expense	$26,163		$26,857		$26,383		$29,139		$30,440
Interest capitalized	—		—		10		—		159
Estimated interest on rental expense	2,090		2,048		1,999		1,989		1,975

Total Fixed Charges	$28,253		$28,905		$28,392		$31,128		$32,574

Ratio of Earnings to Fixed Charges(1)	0.80	x	1.07	x	0.95	x	0.82	x	0.92	x

(1)	For the years ended December 31, 2011, 2009, 2008 and 2007, we had a deficiency of $5,520, $1,462, $5,492 and $2,526, respectively, in earnings to fixed charges.